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UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2011
WASH, DC 211

SEC FILE NUMBER
8- 50313

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Taylor Capital Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

115 Bent Creek Drive
(No. and Street)

Woodstock (City) Georgia (State) 30189 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Preston Spears (770) 655-8069
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Debasish Banerjee, CPA
(Name – *If individual, state last, first, middle name*)

6301 Owensmouth Avenue, (Address) Woodland Hills (City) California (State) 91367 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

BB 3/16

OATH OR AFFIRMATION

I, Preston Spears, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Taylor Capital Management, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature Preston Spears

President
Title

Notary Public 2/16/2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Dave Banerjee CPA, an Accountancy Corporation

Report of Independent Registered Public Accounting Firm

Board of Directors
Taylor Capital Management, Inc.
Woodstock, Georgia

We have audited the accompanying statement of financial condition of Taylor Capital Management, Inc. as of December 31, 2010 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended pursuant to Rule 17a-5 under The Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Taylor Capital Management, Inc. as of December 31, 2010 and the results of its operations, stockholders' equity (deficit) and cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-IV is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the Board of Directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dave Banerjee, CPA
Woodland Hills, California
February 18, 2011

TAYLOR CAPITAL MANAGEMENT, INC.

Statement of Financial Condition
December 31, 2010

ASSETS

Cash and cash equivalents (Note 1)	$	10,550
Income tax benefit (Note 3)	$	7,831
Other assets		5,120
Total assets	$	23,501

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilites:		
Current liabilities	$	9,338
Total liabilities	$	9,338
Stockholders' equity (Notes 4 and 5)		
Common stock		500
Paid in Capital		660,826
Retained deficit		(647,163)
Total stockholders' equity		14,163
Total liabilities and stockholders' equity	$	23,501

The accompanying notes are an integral part of these financial statements

TAYLOR CAPITAL MANAGEMENT, INC.

Statement of Income
For the year ended December 31, 2010

REVENUES	
Total revenues	1,120
EXPENSES:	
Operating expenses	$ 34,448
Total expenses	34,448
NET LOSS BEFORE INCOME TAXES	(33,328)
Income tax benefit (Note 3)	7,831
NET LOSS	$ (25,497)

The accompanying notes are an integral part of these financial statements

TAYLOR CAPITAL MANAGEMENT, INC.

Statement of Stockholder's Equity
For the year ended December 31, 2010

	Capital Stock	Paid in Capital	Retained Deficit	Total Stockholder's Equity
Beginning balance January 1, 2010	$ 500	$ 638,726	$ (621,666)	$ 17,560
Contributions		22,100		22,100
Net loss			(25,497)	(25,497)
Ending balance December 31, 2010	$ 500	$ 660,826	$ (647,163)	$ 14,163

The accompanying notes are an integral part of these financial statements

TAYLOR CAPITAL MANAGEMENT, INC.

Statement of Cash Flows
For the year ended December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (25,497)
Depreciation	
Adjustments to reconcile net loss to net cash provided by operating activities:	
(Increase) decrease in:	
Income tax benefit	(7,831)
CRD balance	(120)
Other asset - clearing account	(5,000)
Increase (decrease) in:	
Accounts payable	8,838
Accrued expenses	(2,250)
Total adjustments	(6,363)
Net cash used in operating activities	(31,860)
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributions	22,100
Net cash provided by financing activities	22,100
Decrease in cash	(9,760)
Cash - beginning of year	20,310
Cash - end of period	$ 10,550
Interest	$0

The accompanying notes are an integral part of these financial statements

TAYLOR CAPITAL MANAGEMENT, INC.

Notes to Financial Statements
December 31, 2010

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities transactions are recorded on a trade date basis.

The company considers all highly liquid investments with an initial maturity date of three months or less when purchased to be "cash equivalents"

The Company has incurred cumulative losses of approximately $647,163 since inception and reported a net loss for the year ended December 31, 2010. In order to further its operation and develop its products, the Company will require additional financing until such time that revenue streams are of sufficient volume to generate positive cash flow from operations. Possible sources of funds are strategic alliances, additional equity offerings, grants and contracts, and sources of debt funding from third parties.

Management intends to raise additional capital and remains committed to taking all appropriate and necessary actions to effect timely cost reductions and cash preservation measures in the event anticipated revenue and cash flow expectations are not substantially met.

As of this time, the company used the home of Mr. Preston Spears the company's President and CCO as their main office and he agreed not to charge Taylor Capital Management Inc. any rent and utilities expenses.

Note 2: SECURITIES OWNED

As of the balance sheet date the company does not own any corporate stocks or debt instruments.

Note 3: INCOME TAXES

The components of income tax benefit (calculated at 15% for Federal purposes) for the year ended December 31, 2010 are as follows:

Income tax benefit for December 31, 2009	$2,832
Income tax benefit for December 31, 2010	$4,999
Total income tax benefit at December 31, 2010	$7,831

Note 4: NET CAPITAL REQUIREMENTS

Pursuant to the Basic Uniform Net Capital provisions of the Securities and Exchanges Commission, the Company is required to maintain a minimum net capital, as defined, in such provision. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2010, the company had net capital and net capital requirements of approximately $12,240 and $5,000 respectively. The Company's net capital ratio was 1.5 which is less than 15:1.

Note 5: CAPITAL STOCK AND STOCK OPTIONS

The Company received additional paid in capital aggregating approximately $22,100 in 2010 from its sole shareholder.

The authorized issued and outstanding shares of capital stock at December 31, 2010 were as follows:
Common stock, $.10 par value: 5,000 shares authorized, issued and outstanding.

Note 6: FINANCIAL INSTRUMENTS WITH OFF – BALANCE SHEET RISK

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions.

The company does not anticipate nonperformance by customers or counterparties in the above situation. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

TAYLOR CAPITAL MANAGEMENT, INC.

Statement of Net Capital
Schedule I
For the year ended December 31, 2010

	Focus 12/31/10	Audit 12/31/10	Change
Stockholder's equity, December 31, 2010	$ 12,550	$ 14,163	$ 1,613
Subtract - Non allowable assets:			
Income Tax benefit	-	(7,831)	$ (7,831)
Other asset		(120)	$ (120)
Tentative net capital	12,550	6,212	(6,338)
Haircuts:	-	-	-
NET CAPITAL	12,550	6,212	6,338
Minimum net capital	5,000	5,000	-
Excess net capital	$7,550	$1,212	$6,338
Aggregate indebtedness	3,000	9,338	6,338
Ratio of aggregate indebtedness to net capital	23.9%	150.3%	

The noted differences between the audit and Focus Report was caused by accruals Income tax benefit accounts payable and CRD balance at December 31, 2010.

Reconciliation Schedule:
Notes:

1.) Accrued income tax benefi	7,831.00
2.) CRD payable	(310.00)
3.) CRD deposit	120.00
4.) Accounts payable	(6,028.00)
5.) Net	1,613.00

Interest $0

TAYLOR CAPITAL MANAGEMENT, INC.

December 31, 2010

Schedule II

Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii)

Schedule III

Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

Schedule IV

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Company is exempt from the Rule 17a-5(c)(4) as it meets the minimun assessment as provided for in Section 4(d)(1)(c) of The Securities Investor Protection Act of 1970, as amended.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors
Taylor Capital Management, Inc.
Woodstock, Georgia

In planning and performing our audit of the financial statements of Taylor Capital Management, Inc. for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. Accordingly, we do not express an opinion effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, We have made a study of the practices and procedures including tests of such practices and procedures followed by Taylor Capital Management, Inc. including test of compliance with such practices and procedures that we considered relevant to objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (i) in making the quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13, or (iii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member AICPA, PCAOB. 6301 Owensmouth Ave, Woodland Hills, CA 91367. 818.657.0288 www.DaveBanerjee.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants and Public Company Accounting Oversight Board (United State). A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

In addition, our consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (ii) of Rule 15c3-3, and no facts came to our attention indicating that such conditions had not been complied with during the period. The scope of our engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dave Banerjee, CPA
Woodland Hills, California
February 18, 2011

Member AICPA. PCAOB. 6301 Owensmouth Ave. Woodland Hills. CA 91367. 818.657.0288 www.DaveBanerjee.com

2010

REPORT PURSUANT TO SEC RULE 17a-5(d)

For the year ended December 31, 2010

TAYLOR CAPITAL MANAGEMENT INC.

FINANCIAL STATEMENTS AND ACCOMPANYING SUPPLEMENTAL INFORMATION

Dave Banerjee CPA, an Accountancy Corporation. Member AICPA, PCAOB
6301 Owensmouth Avenue, Suite 750, Woodland Hills, CA 91367.
www.davebanerjee.com 818.657.0288

DAVE BANERJEE, CPA
An Accountancy Corporation
Member AICPA and PCAOB

TAYLOR CAPITAL MANAGEMENT INC.

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